Nova Lifestyle, Inc.

6565 E. Washington Blvd.

Commerce, CA 90040

August 6, 2025

VIA EDGAR

U.S. Securities and Exchange Commission

Division of Corporation Finance

Office of Life Sciences

100 F Street, N.E.

Mail Stop 4631

Washington, DC 20549

Attention:	Ms. Kristin Baldwin
Mr. Geoffrey Kruczek

Re:	Nova Lifestyle, Inc.
Amendment No. 2 to Registration Statement on Form S-1
Filed July 25, 2025
File No. 333-287559

Dear Ms. Baldwin / Mr. Kruczek:

Nova Lifestyle, Inc. (the “Company”, “we”, “us” or “our”) hereby transmits its response to the comment letter received from the staff (the “Staff”) of the U.S. Securities and Exchange Commission (the “Commission”), dated August 1, 2025, in connection with the Registration Statement on Form S-1 filed with the Commission on May 23, 2025 (the “Form S-1”), as amended by Amendment No.1 and Amendment No.2 to the Form S-1 filed with the Commission on June 27, 2025, and July 25, 2025, respectively.

For the Staff’s convenience, we have repeated below the Staff’s comment in bold, and have followed the comment with the Company’s response. The Company is filing via Edgar the Amendment No. 3 to Form S-1 (the “Amendment No. 3”) revised pursuant to the comment herein with this response letter.

Amendment No. 2 to Registration Statement on Form S-1 filed July 25, 2025

General

1.	Please file as exhibits currently dated consents from your auditors. Please also file the escrow agreement as an exhibit.

Response: In response to the Staff’s comment, the currently dated consents from the Company’s auditors and a form of escrow agreement have been filed as exhibits to our Amendment No.3 in response to the Staff’s comment.

* * *

We thank the Staff for its review of the foregoing. If you have questions or further comments, please forward them by electronic mail to both Mr. Wang Yu at wangyu@hankunlaw.com and Mr. Jeffrey Chuang at Jeffery_chuang@novalifestyle.com

Very truly yours,
Sincerely,

/s/ Xiaohua Lu
Xiaohua Lu
Chief Executive Officer and Director